UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NantKwest, Inc.

(Name of Issuer)

Common Stock par value, $0.0001 per share

(Title of Class of Securities)

63016Q102

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63016Q102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bonderman Family Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 808,974 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 808,974 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,974 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based upon 79,455,139 shares of common stock outstanding as of November 6, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017.

CUSIP No. 63016Q102	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wildcat Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 808,974 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 808,974 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,974 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(2)	Based upon 79,455,139 shares of common stock outstanding as of November 6, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 63016Q102	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard A. Potter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 808,974 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 808,974 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,974 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(3)	Based upon 79,455,139 shares of common stock outstanding as of November 6, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

Item 1.

(a)	Name of Issuer

NantKwest, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

3530 John Hopkins Court

San Diego, California 92121

Item 2.

(a)	Name of Person Filing

Bonderman Family Limited Partnership (“BFLP”), Wildcat Capital Management, LLC (“Wildcat”) and Leonard A. Potter (together with BFLP and Wildcat, collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A..

(b)	Address of the Principal Office or, if none, residence

The address of all Reporting Persons is:

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(c)	Citizenship

BFLP is a Texas limited partnership. Wildcat is a Delaware limited liability company.

(d)	Title of Class of Securities

Common stock, par value $0.0001 per share

(e)	CUSIP Number

63016Q102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:

BFLP directly holds 808,974 shares of common stock (the “BFLP Shares”). Wildcat may be deemed to beneficially own the BFLP Shares based on having voting power, which includes the power to vote, or to direct the voting of, such shares and investment power, which includes the power to dispose, or to direct the disposition of, such shares pursuant to the terms of the BFLP limited partnership agreement and an investment management agreement between Wildcat and BFLP. Pursuant to the terms of the investment management agreement, BFLP (i) delegates investment power with respect to the BFLP Shares to Wildcat and (ii) may direct Wildcat to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by BFLP upon 15 days’ prior written notice or by Wildcat upon 90 days’ prior written notice

Mr. Potter is an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the BFLP Shares.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:

See responses Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

BONDERMAN FAMILY LIMITED PARTNERSHIP

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	President

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter
Title:	President

LEONARD A. POTTER

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

AGREEMENT TO FILE SCHEDULE 13G JOINTLY

Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of NantKwest, Inc., which this Schedule 13G related as to each of them to the same securities, only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

Date: February 12, 2018	BONDERMAN FAMILY LIMITED PARTNERSHIP

	By:	/s/ Clive D. Bode
	Name:	Clive D. Bode
	Title:	President

Date: February 12, 2018	WILDCAT CAPITAL MANAGEMENT, LLC

	By:	/s/ Leonard A. Potter
	Name:	Leonard A. Potter
	Title:	President

Date: February 12, 2018	LEONARD A. POTTER

	By:	/s/ Leonard A. Potter
	Name:	Leonard A. Potter